04038797

RECD S.E.C.

JUL 2 1 2004

1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED

JUL 23 2004

THOMSON
FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for July 19, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

113758 GSR 2004-9
Form SE

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 21, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altarescu

Name: Howard Altarescu
Title: Vice President

113758 GSR 2004-9
Form SE

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-9, Series 2004-9

113758 GSR 2004-9
Form SE

GSR04097PT - Price/Yield - COMBO1

Balance	$36,901,000.00	Delay	24	WAC(5)	4.646589223	WAM(5)	357
Coupon	3.93235	Dated	7/1/2004	NET(5)	3.932345	WALA(5)	3
Settle	7/30/2004	First Payment	8/25/2004				

Price	5	10	15	20	25	30	35	40	45	
96-16	4.530	4.571	4.758	5.011	5.285	5.577	5.888	6.223	6.583	Yield
96-16	13	27	83	146	203	256	306	357	406	Spread
96-18	4.519	4.559	4.742	4.991	5.259	5.545	5.850	6.178	6.531	Yield
96-18	11	26	82	144	201	253	303	352	401	Spread
96-20	4.508	4.548	4.727	4.970	5.233	5.513	5.812	6.134	6.480	Yield
96-20	10	24	80	142	198	250	299	348	395	Spread
96-22	4.497	4.536	4.711	4.949	5.207	5.482	5.774	6.089	6.428	Yield
96-22	9	23	78	140	196	246	295	343	390	Spread
96-24	4.486	4.524	4.696	4.929	5.181	5.450	5.736	6.045	6.376	Yield
96-24	8	22	77	138	193	243	291	339	385	Spread
96-26	4.475	4.512	4.680	4.908	5.155	5.418	5.699	6.001	6.325	Yield
96-26	7	21	75	136	190	240	287	334	380	Spread
96-28	4.464	4.500	4.665	4.888	5.129	5.387	5.661	5.956	6.273	Yield
96-28	6	20	74	134	188	237	284	330	375	Spread
96-30	4.453	4.488	4.649	4.867	5.103	5.355	5.623	5.912	6.222	Yield
96-30	5	19	72	132	185	234	280	326	370	Spread
97-00	4.442	4.476	4.634	4.847	5.077	5.324	5.585	5.868	6.171	Yield
97-00	4	17	71	130	183	231	276	321	364	Spread
97-02	4.431	4.465	4.618	4.826	5.052	5.292	5.548	5.823	6.119	Yield
97-02	3	16	69	128	180	227	272	317	359	Spread
97-04	4.420	4.453	4.603	4.806	5.026	5.260	5.510	5.779	6.068	Yield
97-04	2	15	68	126	178	224	269	312	354	Spread
97-06	4.409	4.441	4.587	4.785	5.000	5.229	5.472	5.735	6.017	Yield
97-06	0	14	66	124	175	221	265	308	349	Spread
97-08	4.398	4.429	4.572	4.765	4.974	5.197	5.435	5.691	5.965	Yield
97-08	-1	13	65	122	172	218	261	303	344	Spread
97-10	4.387	4.417	4.556	4.745	4.948	5.166	5.397	5.647	5.914	Yield
97-10	-2	11	63	120	170	215	257	299	339	Spread
97-12	4.376	4.406	4.541	4.724	4.923	5.135	5.360	5.603	5.863	Yield
97-12	-3	10	61	118	167	212	254	295	334	Spread
97-14	4.365	4.394	4.525	4.704	4.897	5.103	5.322	5.559	5.812	Yield
97-14	-4	9	60	116	165	209	250	290	329	Spread
97-16	4.354	4.382	4.510	4.684	4.871	5.072	5.285	5.515	5.761	Yield
97-16	-5	8	58	114	162	205	246	286	324	Spread
WAL	6.82	6.28	4.65	3.44	2.69	2.18	1.82	1.54	1.32	
Mod Durn	5.845	5.430	4.142	3.137	2.486	2.034	1.704	1.451	1.250	
Mod Convexity	0.401	0.348	0.207	0.121	0.078	0.054	0.039	0.029	0.022	
Principal Window	May11 - May11	Sep09 - May11	Dec07 - Sep10	Feb07 - Feb09	Jul06 - Feb08	Mar06 - May07	Nov05 - Dec06	Sep05 - Jul06	Jul05 - Apr06	
LIBOR_1MO	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	
LIBOR_6MO	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	
LIBOR_1YR	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	
CMT_1YR	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	
Prepay	5 CPB	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	45 CPB	
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	

Swaps Mat	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR
Yld	1.6300	1.8913	2.3300	2.9341	3.3915	3.7437	4.0234	4.2511	4.4381	4.5947	4.7265	4.8401

All information contained herein, whether regarding assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or persons involved in the preparation or issuance of this material, may from time to time, have long or short positions in, and buy or sell, securities, futures or options identical with or related to those mentioned herein. We make no representation that any transaction can or could be effected at the indicated prices. This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been provided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the collateral furnished by the issuer. Neither the issuer of the certificates nor Goldman, Sachs & Co. nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. W e make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

GSR04097PT - Price/Yield - 6A1

Balance	$145,451,000.00	Delay	24	WAC(6)	5.443869083	WAM(6)	359		
Coupon	5.19229	Dated	7/1/2004	NET(6)	5.192286	WALA(6)	1		
Settle	7/30/2004	First Payment	8/25/2004						

Price	5	10	15	20	25	30	35	40	45	
99-31	5.199	5.186	5.170	5.153	5.134	5.113	5.089	5.063	5.034	Yield
99-31	68	96	122	146	169	189	206	220	233	Spread
100-01	5.188	5.172	5.154	5.134	5.111	5.085	5.057	5.026	4.992	Yield
100-01	67	94	121	144	166	186	203	216	229	Spread
100-03	5.178	5.159	5.138	5.115	5.088	5.058	5.025	4.989	4.949	Yield
100-03	66	93	119	142	164	184	199	213	225	Spread
100-05	5.167	5.146	5.122	5.095	5.065	5.031	4.993	4.952	4.907	Yield
100-05	65	92	117	141	162	181	196	209	221	Spread
100-07	5.157	5.133	5.106	5.076	5.042	5.004	4.962	4.915	4.865	Yield
100-07	64	90	116	139	159	178	193	205	216	Spread
100-09	5.146	5.120	5.090	5.057	5.019	4.977	4.930	4.878	4.822	Yield
100-09	63	89	114	137	157	176	190	202	212	Spread
100-11	5.135	5.107	5.074	5.038	4.996	4.949	4.898	4.842	4.780	Yield
100-11	62	88	113	135	155	173	187	198	208	Spread
100-13	5.125	5.094	5.058	5.019	4.973	4.922	4.866	4.805	4.738	Yield
100-13	61	86	111	133	152	170	184	194	204	Spread
100-15	5.114	5.081	5.043	4.999	4.950	4.895	4.835	4.768	4.696	Yield
100-15	60	85	109	131	150	167	180	191	199	Spread
100-17	5.104	5.068	5.027	4.980	4.928	4.868	4.803	4.732	4.654	Yield
100-17	59	84	108	129	148	165	177	187	195	Spread
100-19	5.093	5.055	5.011	4.961	4.905	4.841	4.772	4.695	4.612	Yield
100-19	58	82	106	127	146	162	174	183	191	Spread
100-21	5.083	5.042	4.995	4.942	4.882	4.815	4.740	4.659	4.570	Yield
100-21	57	81	105	125	143	159	171	180	187	Spread
100-23	5.072	5.029	4.979	4.923	4.859	4.788	4.709	4.622	4.528	Yield
100-23	56	80	103	123	141	157	168	176	183	Spread
100-25	5.062	5.016	4.963	4.904	4.836	4.761	4.677	4.586	4.486	Yield
100-25	55	79	101	121	139	154	165	172	178	Spread
100-27	5.051	5.003	4.947	4.885	4.814	4.734	4.646	4.550	4.444	Yield
100-27	54	77	100	119	137	151	162	169	174	Spread
100-29	5.041	4.990	4.932	4.866	4.791	4.707	4.615	4.513	4.402	Yield
100-29	52	76	98	118	134	149	158	165	170	Spread
100-31	5.030	4.977	4.916	4.847	4.768	4.680	4.584	4.477	4.361	Yield
100-31	51	75	97	116	132	146	155	162	166	Spread
WAL	7.50	5.91	4.73	3.85	3.16	2.63	2.21	1.88	1.61	
Mod Durn	5.888	4.751	3.893	3.233	2.711	2.294	1.962	1.692	1.471	
Mod Convexity	0.495	0.361	0.266	0.198	0.148	0.111	0.084	0.064	0.050	
Principal Window	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	
LIBOR_1MO	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	
LIBOR_6MO	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	
LIBOR_1YR	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	
CMT_1YR	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	
Prepay	5 CPB	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	45 CPB	
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	

Swaps Mat	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR
Yld	1.6300	1.8913	2.3300	2.9341	3.3915	3.7437	4.0234	4.2511	4.4381	4.5947	4.7265	4.8401

All information contained herein, whether regarding assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or persons involved in the preparation or issuance of this material, may from time to time, have long or short positions in, and buy or sell, securities, futures or options identical with or related to those mentioned herein. We make no representation that any transaction can or could be effected at the indicated prices. This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been provided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the collateral furnished by the issuer. Neither the issuer of the certificates nor Goldman, Sachs & Co. nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. W e make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.